Sub-Item 77D:  Policies with respect to security investments

Effective February 15, 2016, and as approved by the Board at its January 21, 2016 Special Meeting of the Board of Trustees, the investment strategy of the WHV International Equity Fund (the "Fund") was changed to reflect the Rivington Select International Equity Strategy, as described in the Supplement dated February 5, 2016 to the Prospectus for the Fund dated September 1, 2015, as amended from time to time (the "Prospectus"), which was filed with the Securities and Exchange Commission pursuant to Rule 497(e) of the Securities Act of 1933, as amended, on February 5, 2016 (SEC Accession No. 0001104659-16-094212) and incorporated herein by reference.

In connection with the change in the Fund's investment strategy that was effective February 15, 2016, the Adviser anticipated that the Fund's portfolio turnover rate would increase from the portfolio turnover rate reported in the Fund's Prospectus for the fiscal year ended April 30, 2015.